SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                (AMENDMENT NO. 3)

                                  SCHEDULE 13D
                                  (RULE 13D-1)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                                (AMENDMENT NO. 3)

                                   SYLVAN INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                    871371100
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                                 (CUSIP NUMBER)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
                              (212) 760-0134
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    COPY TO:

                             Steven Wasserman, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                                 MARCH 31, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )

                              (Page 1 of 8 Pages)

-----------------------------                           ------------------------
CUSIP NO.    871371100                                        PAGE 2 OF 8  PAGES
-----------------------------                           ------------------------

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1      NAME OF REPORTING PERSON:  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3688497

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) |X|
                                                           (B) |_|

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3      SEC USE ONLY

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4      SOURCE OF FUNDS
       WC    (SEE ITEM 3)

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E) |_|

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6      CITIZENSHIP OR PLACE OR ORGANIZATION

       DELAWARE
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                   7   SOLE VOTING POWER
NUMBER OF
SHARES                 375,947
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8   SHARED VOTING POWER
EACH
REPORTING              0
PERSON             -------------------------------------------------------------
WITH               9   SOLE DISPOSITIVE POWER

                       375,947
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       375,947 SHARES

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                           |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.62%
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14     TYPE OF REPORTING PERSON

       PN
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                              (Page 2 of 8 Pages)

-----------------------------                           ------------------------
CUSIP NO.    871371100                                        PAGE 3 OF 8  PAGES
-----------------------------                           ------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: NOT APPLICABLE

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) |X|
                                                           (B) |_|

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3      SEC USE ONLY

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4      SOURCE OF FUNDS
       WC    (SEE ITEM 3)

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E) |_|

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6      CITIZENSHIP OR PLACE OR ORGANIZATION

       CAYMAN ISLANDS
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                   7   SOLE VOTING POWER
NUMBER OF
SHARES                 499,353
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8   SHARED VOTING POWER
EACH
REPORTING              0
PERSON             -------------------------------------------------------------
WITH               9   SOLE DISPOSITIVE POWER

                       499,353
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       499,353 SHARES

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                           |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.80%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
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                              (Page 3 of 8 Pages)

-----------------------------                           ------------------------
CUSIP NO.    871371100                                        PAGE 4 OF 8  PAGES
-----------------------------                           ------------------------

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1      NAME OF REPORTING PERSON:  WYNNEFIELD SMALL CAP VALUE L.P. I
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3953291


--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) |X|
                                                           (B) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC    (SEE ITEM 3)

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E) |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
NUMBER OF
SHARES                 175,286
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8   SHARED VOTING POWER
EACH
REPORTING              0
PERSON             -------------------------------------------------------------
WITH               9   SOLE DISPOSITIVE POWER

                       175,286
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       175,286 SHARES

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                           |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.08%
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14     TYPE OF REPORTING PERSON

       PN
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                              (Page 4 of 8 Pages)

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to shares of the Common Stock, $0.001 par value per share (the "Shares"), of Sylvan Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 333 Main Street, Saxonburg, Pennsylvania 16056-0249.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Small Cap Value, L.P. I (the "Partnership-I"). The Partnership, the Fund and Partnership-I are sometimes referred to collectively as the "Wynnefield Group".

         Wynnefield Capital Management, LLC, a New York limited liability company ("WCM) is the general partner of the Partnership and the Partnership-I, which are private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM. Mr. Obus and Mr. Landes are principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus and Mr. Landes, WCM and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

         (d) and (e). During the last five years, neither Mr. Obus and Mr. Landes, WCM nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Wynnefield Group entities purchased their Shares for the consideration shown in the following table:

                              (Page 5 of 8 Pages)

    NAME                         NUMBER OF SHARES            CONSIDERATION PAID
    ----                         ----------------            ------------------

Partnership                           375,947                     $4,015,814

Partnership-I                         499,353                      5,631,090

Fund                                  175,286                      1,981,478


         Such Shares were paid for from the working capital of each entity in the Wynnefield Group, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

ITEM 4.  PURPOSES OF TRANSACTION.

         The entities comprising the Wynnefield Group intend to urge the Issuer's management and its Board of Directors to consider all strategic options for surfacing shareholders' value.

         Except as set forth above, none of the entities in the Wynnefield Group has any present plans or intentions to effect transactions that would result in or relate to any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on the date hereof, the entities comprising the Wynnefield Group beneficially owned a total of 1,050,586 Shares, the separate ownership of which is set forth in Item 3 of this Statement. The Shares owned by the Wynnefield Group represent approximately 18.52% of the outstanding Shares of the Issuer, based on the 5,673,836 Shares reported by the Issuer as outstanding on _____, 2000.

         Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Nelson Obus and Mr. Joshua Landes disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other

                              (Page 6 of 8 Pages)
purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

         (b) Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and Mr. Obus and Mr. Landes as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by the entities comprising the Wynnefield Group.

         (c) During the past 60 days, the entities comprising the Wynnefield Group purchased the following Shares of Issuer in the NASDAQ Stock Market:

    ENTITY          DATE                 NO. OF SHARES         PRICE PER SHARE
    ------          ----                 -------------         ---------------

Partnership       March 31                    3,100               $ 7.8125

Partnership       March 31                    3,500                 7.9450



Fund              March 31                    3,700               $ 7.8125

Fund              March 31                    4,100                 7.9450



Partnership-I     March 31                    1,300               $ 7.8125

Partnership-I     March 31                    1,400                 7.9450


         (d) Each of the entities comprising the Wynnefield Group as an owner of the Shares reported in this Statement has

                              (Page 7 of 8 Pages)
the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such entity as reported in this Statement.

         (e) Not applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April __, 2000

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                           By:      Wynnefield Capital Management, LLC,
                                    General Partner

                           By:      /s/ NELSON OBUS
                                    ----------------------------------------
                                    Nelson Obus, Managing Member

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By:      Wynnefield Capital, Inc.

                                    /s/ NELSON OBUS
                                    ----------------------------------------
                                    Nelson Obus, President


                              (Page 8 of 8 Pages)